SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

MER TELEMANAGEMENT SOLUTIONS LTD.
(Name of Registrant)

22 Zarhin Street, Ra'anana 43662, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.

MER Telemanagement Solutions Ltd.

6-K Items

1.	Mer Telemanagement Solutions Ltd. Proxy Statement for Annual Meeting of Shareholders to be held on July 28, 2006.

2.	Mer Telemanagement Solutions Ltd. Proxy Card for Annual Meeting of Shareholders to be held on July 28, 2006.

ITEM 1

MER TELEMANAGEMENT SOLUTIONS LTD.
22 Zarhin Street
Ra’anana 43662, Israel
——————————
NOTICE OF 2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS
Dear Shareholders:
We are pleased to invite you to the 2006 Annual General Meeting of Shareholders to be held on Friday, July 28, 2006 at 10:00 a.m. (Israel time) at our offices at 22 Zarhin Street, Ra’anana, Israel, for the following purposes:
1.
To elect five directors for terms expiring at our 2007 Annual General Meeting of Shareholders;
2.
To adopt an amendment to our articles of association with respect to provisions relating to indemnification of office holders;
3.
To approve the adoption of the Mer Telemanagement Solutions Ltd. 2006 Stock Option Plan.
4.
To ratify the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2006, and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services;
5.
To review and discuss our Directors’ Annual Report to Shareholders, auditor’s report, and consolidated financial statements for the year ended December 31, 2005; and
6.
To transact such other business that may properly come before the annual general meeting or any adjournment thereof.
The Board of Directors recommends that you vote in favor of all of the items, which are described in the attached Proxy Statement.
Shareholders of record at the close of business on June 19, 2006 are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the annual general meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.
Sincerely,
Chaim Mer
Chairman of the Board of Directors
By Order of the Board of Directors
Shlomi Hagai, Corporate Secretary
June 21, 2006

MER TELEMANAGEMENT SOLUTIONS LTD.
22 Zarhin Street
Ra’anana 43662, Israel
——————————
PROXY STATEMENT
2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS
This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Mer Telemanagement Solutions Ltd. to be voted at the 2006 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2006 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on Friday, July 28, 2006, at our offices at 22 Zarhin Street, Ra΄anana, Israel.
This Proxy Statement, the attached Notice of 2006 Annual General Meeting and the enclosed proxy card, as well as our Directors’ 2005 Annual Report to Shareholders and audited financial statements for the year ended December 31, 2005, are being mailed to shareholders on or before June 23, 2006.
Purpose of the Annual General Meeting
At the Meeting, shareholders will be asked to vote upon the following matters: (i) the election of five directors for terms expiring at our 2007 Annual General Meeting of Shareholders; (ii) the adoption of an amendment to our articles of association with respect to provisions relating to indemnification of office holders; (iii) the adoption of the Mer Telemanagement Solutions Ltd. 2006 Stock Option Plan; and (iv) ratification of the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2006, and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services. In addition, our Directors’ Annual Report to Shareholders, auditor’s report and consolidated financial statements for the year ended December 31, 2005 will be reviewed and discussed at the Meeting.
We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.
Proxy Procedure
Only holders of record of our ordinary shares, par value of NIS 0.01 per share, as of the close of business on June 19, 2006, are entitled to notice of, and to vote in person or by proxy at, the Meeting.
Shares eligible to be voted and for which a proxy card is properly signed and returned and actually received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR each proposition for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.
We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.
You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Quorum and Voting
As of June 19, 2006, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 5,763,845 ordinary shares. Each ordinary share entitles the holder to one vote.
The presence of two shareholders, holding at least one third (1/3) of our issued share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.
We have received indications from our principal shareholders, Mr. Chaim Mer, Mrs. Dora Mer and Mr. Isaac Ben-Bassat, who together hold approximately 47% of our issued and outstanding ordinary shares, that they presently intend to vote for all of the nominees for director and in favor of all of the Items to be acted upon at the Meeting.
I. ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)
Our directors, other than our outside directors, are elected at each annual meeting of shareholders. We propose the election of Messrs. Chaim Mer, Alon Aginsky, Isaac Ben-Bassat, Steven J. Glusband and Yaacov Goldman as directors to hold office for one year until our 2007 Annual General Meeting of Shareholders and until their successors are elected and qualified. Each nominee is currently serving as a member of the Board of Directors.
In addition, companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel, such as our company, are required by the Israeli Companies Law to appoint at least two outside directors. Outside directors serve for a three-year term, which may be renewed for one additional three-year term. Dr. Yehoshua Gleitman and Dr. Orna Berry were each elected by our shareholders to serve as our outside directors pursuant to the provisions of the Israeli Companies Law for a three-year term until our 2007 annual general meeting of shareholders and January 28, 2008, respectively, following which the service of Dr. Gleitman as an outside director may not be extended and the service of Dr. Berry as an outside director may be renewed for one additional three-year term.
We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our directors are recommended by our board of directors for election by our shareholders. Should any of the director nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by the Board of Directors. None of the nominees are expected to be unavailable.
Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as directors each of the nominees named above.
Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.

Name	Age	Position with the Company

Chaim Mer	58	Chairman of the Board of Directors
Alon Aginsky	43	Director
Isaac Ben Bassat	52	Director
Steven J. Glusband	59	Director
Yaacov Goldman	51	Director
Nominees for Election as Director for Terms Expiring in 2007
Chaim Mer has served as Chairman of our Board of Directors and a director since our inception in December 1995. Mr. Mer has been the Chairman of the Board of Directors of C. Mer Industries Ltd., a publicly traded company, since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005. Mr. Mer holds a B.Sc. degree in Computer Sciences and Mathematics from the Technion, Israel Institute for Technology.

Alon Aginsky has served as a director since June 1996. Since July 2000, Mr. Aginsky has served as President and Chief Executive Officer of cVidya Inc., which is engaged in the development of a service assurance platform for next generation broadband service providers. From April 1999 until July 2000, Mr. Aginsky served as sales manager of C. Mer. Mr. Aginsky served as our Vice President Marketing and Sales from October 1996 until April 1999. From 1990 until September 1996, Mr. Aginsky served as President of MTS Inc., our U.S.-based marketing subsidiary. Mr. Aginsky holds a B.A. degree in Business Administration from the New York Technology Institute.
Isaac Ben-Bassat has served as a director since our inception in December 1995. Mr. Ben-Bassat has been Executive Vice President and a director of C. Mer Industries Ltd. since 1988. Mr. Ben Bassat holds a B.Sc. degree in Civil Engineering from the Technion, Israel Institute for Technology.
Steven J. Glusband has served as a director since August 1, 1996. Mr. Glusband has been a partner with Carter Ledyard & Milburn LLP, our U.S. counsel, since March 1987. Mr. Glusband holds a B.B.A. degree from the Baruch School of the City College of New York, a J.D. degree from Fordham University School of Law and an L.L.M. degree from the New York University School of Law.
Yaacov Goldman has served as a director since May 2004. Mr. Goldman provides consulting services to companies in strategic-financial areas, through his wholly owned company, Maanit-Goldman Management & Investments (2002) Ltd. Mr. Goldman serves as a director of Bank Leumi Le-Israel Ltd., Elron Electronic Industries Ltd and Golden House Ltd. Mr. Goldman serves as the Professional Secretary of the Peer Review Institute of the Certified Public Accountants Institute in Israel. From March 2002 until October 2002, Mr. Goldman served as consultant for Poalim Capital Markets and Investments Ltd. From September 2000 until November 2001, Mr. Goldman served as Managing Director of Argoquest Holdings, LLC, a U.S. based investment company focused on early stage high-tech companies. From November 1981 until August 2000, Mr. Goldman was associated with Kessleman & Kessleman, the Israeli member firm of PriceWaterhouseCoopers, and was a Partner and Senior Partner at such firm from January 1991 through August 2000. Mr. Goldman is a Certified Public Accountant (Israel) since 1981 and holds a B.A. degree in Economics and Accounting from Tel Aviv University.
The Board of Directors recommends a vote FOR the election of each nominee for director named above.
Outside Directors Continuing in Office
Dr. Orna Berry (56) has served as an outside director since January 2005. Dr. Berry is a Venture Partner in Gemini Israel Funds Ltd. and since 2000 has served as Chairperson of Lambda Crossing, Ltd. and Riverhead Networks, Inc., which was sold to Cisco in March 2004. Dr. Berry served as the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel from 1997 to 2000 and Co-President of Ornet Data Communications Technologies Ltd., a provider of high-speed switches, which was acquired by Siemens AG, from 1993 to 1997. From 1992 to 1993, Dr. Berry served as a consultant to Intel Communications Division and Elbit Systems, Ltd. Dr. Berry holds a B.A. in statistics and mathematics from Haifa University, an M.A. in statistics and mathematics from Tel Aviv University and a Ph.D. in computer science from the University of Southern California.
Dr. Yehoshua Gleitman (56) has served as an outside director since July 2001. Since March 2000, Dr. Gleitman has been Chief Executive Officer of SFKT, a company whose activities include: venture capital management, finance and investments in high-tech and telecommunications. Dr. Gleitman was Chief Executive Officer of Ampal-American Israel Corporation, or Ampal, from May 1997 and Managing Director of Ampal’s Israeli wholly owned subsidiaries and head of Ampal’s Israeli operations from April 1, 1997 until his resignation in July 1999. From August 1996 until February 1997, Dr. Gleitman was Director General of the Israeli Ministry of Industry and Trade and was Chief Scientist at the Ministry of Industry and Trade of the Government of Israel from January 1993 through February 1997. From 1991 through 1992, Dr. Gleitman was the general manager of AIMS Ltd., and between 1990-1991, he was an advisor in charge of marketing and business for Ashtrom Ltd. Dr. Gleitman holds a Ph.D. and M.Sc. in Physical Chemistry and a B.Sc. from the Hebrew University of Jerusalem.

BOARD OF DIRECTORS AND COMMITTEES
Outside and Independent Directors
Under the Israeli Companies Law, Israeli companies with shares that have been offered to the public in or outside of Israel are required to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes: an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an officer holder, excluding service as an outside director of a company that is offering its shares to the public for the first time. In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of a company’s board of directors are of the same gender, then at least one outside director must be of the other gender.
In addition, under a recent amendment to the Israeli Companies Law, (1) an outside director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the outside directors must have “accounting and financial expertise.” These requirements will apply to us upon the next election of one or more outside directors.
Outside directors are elected by the shareholders. Outside directors serve for an initial three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if an outside director ceases to meet the statutory qualifications with respect to his or her appointment or if the outsider director violates his or her duty of loyalty to the company.
Any committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.
In addition, the NASDAQ Marketplace Rules require that a majority of our board of directors qualify as independent directors within the meaning of the NASDAQ Marketplace Rules and our audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ.
Our Board of Directors has determined that Dr. Yehoshua Gleitman and Dr. Orna Berry both qualify as independent directors under the Securities and Exchange Commission and NASDAQ requirements and as outside directors under the Israeli Companies Law requirements. Our Board of Directors has further determined that Messrs. Alon Aginsky and Yaacov Goldman both qualify as independent directors under the Securities and Exchange Commission and NASDAQ Stock Market requirements.
Audit Committee
Our audit committee assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, and such other duties as may be directed by our board of directors.
The responsibilities of the audit committee also include approving related-party transactions as required by law. Under Israeli law an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

Our audit committee consists of four members of our Board of Directors who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli Law for audit committee members. Our audit committee is currently composed of Dr. Yehoshua Gleitman, Dr. Orna Berry, Mr. Alon Aginsky and Mr. Yaacov Goldman. Our Board of Directors has determined that Mr. Goldman qualifies as an audit committee financial expert, as such term is defined in Item 401 of Regulation S-K. The audit committee meets at least once each quarter.
Internal Auditor
The Israeli Companies Law requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy the Israeli Companies Law’s independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business practice. Mr. Shaul Sofer, Certified Public Accountant (Israel), serves as our internal auditor.
Shareholder Communications with the Board of Directors
Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to:
Corporate Secretary
Mer Telemanagement Solutions Ltd.
22 Zarhin Street
Ra’anana 43662, Israel
Our Corporate Secretary will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.
Security Ownership of Certain Beneficial Owners and Management
The following table sets forth certain information as of June 19, 2006 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 10% of our ordinary shares, (ii) each director and nominee for director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares(2)

Chaim Mer	2,009,954	(3)	34.87%
Alon Aginsky	16,918		*
Isaac Ben-Bassat	689,214	(4)	11.96%
Dr. Orna Berry	—		—
Dr. Yehoshua Gleitman	—		—
Steven J. Glusband	11,000	(5)	*
Yaacov Goldman	—		—
All directors and executive officers as a group (14 persons)	2,921,686	(6)	49.07%
——————
*
Less than 1%.
(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.
(2)
The percentages shown are based on 5,763,845 ordinary shares (excluding 10,800 ordinary shares held in treasury) issued and outstanding as of June 19, 2006.

(3)
Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the holders of 253,821 ordinary shares, and are the beneficial owners of 1,744,453 ordinary shares through their controlling interest in Mer Ofekim Ltd., 11,539 ordinary shares through their controlling interest in Mer Services Ltd., 95 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd. and 46 ordinary shares through their controlling interest in C. Mer Industries Ltd.
(4)
Includes 630,045 ordinary shares held by Ron Dan Investments Ltd., a corporation controlled by Mr. Ben-Bassat.
(5)
Includes 10,000 ordinary shares subject to currently exercisable stock options.
(6)
Includes 190,600 ordinary shares subject to currently exercisable stock options and warrants.
Executive Compensation
The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2005.

	Salaries, Fees, Commissions and Bonuses	Pension, Retirement and Similar Benefits

All directors and executive officers as a group	$1,073,308	$178,504
All our executive officers work full time for us. Mr. Chaim Mer, the Chairman of our Board of Directors, devotes approximately 20% of his time to the management of our company in consideration of which we pay him a monthly salary of $7,000 per month (as approved by our Audit Committee and Board of Directors on November 8, 1999). We provide automobiles to our executive officers at our expense.
During the year ended December 31, 2005, we paid to each of our directors an annual fee of approximately $8,400 and a per meeting attendance fee of $300, except for Mr. Yaacov Goldman, an independent director and our audit committee financial expert, to whom we paid an annual fee of approximately $16,800 and a per meeting attendance fee of $400.
As of December 31, 2005, our directors and executive officers as a group, then consisting of sixteen persons, held options to purchase an aggregate 169,375 ordinary shares, having exercise prices ranging from $0.93 to $3.49 The options vest over a four-year period. Of such options, options to purchase 159,375 ordinary shares were granted under our 2003 Israeli Share Option Plan and options to purchase 10,000 ordinary shares were granted under our 1996 Stock Option Plan.
Stock Option Plans
1996 Stock Option Plan
Under our 1996 Stock Option Plan, as amended, or the 1996 Plan, options to purchase up to 400,000 ordinary shares may be granted to our employees, management, officers and directors or those of our subsidiaries. Any options which are canceled or forfeited within the option period will become available for future grants. The 1996 Plan terminated on May 31, 2006.
The 1996 Plan is administered by the Board of Directors or an option committee which may be appointed by the Board of Directors, which has the authority, subject to applicable law, to determine the persons to whom options will be granted, the number of ordinary shares to be covered by each option, the time or times at which options will be granted or exercised, and the terms and conditions of the options. The exercise price of options granted under the 1996 Plan may not be less than 100% of the fair market value of our ordinary shares on the date of the grant of incentive stock options and 75% of the fair market value in the case of options not designated as incentive stock options. Fair market value is the mean between the highest and lowest quoted selling prices on the date of grant of our shares traded on NASDAQ or a stock exchange on which such shares are principally traded. According to the 1996 Plan, we may provide loans to employees to assist them in purchasing the shares upon exercise of an option on terms and conditions approved by the Board of Directors and subject to applicable law. Such loans have never been granted.

Options granted under the 1996 Plan will generally be exercisable under such circumstances as the Board of Directors or option committee determines. Such options will not be transferable by an optionee other than by will or by laws of descent and distribution, and during an option holder’s lifetime will be exercisable only by such option holder or by his or her legal representative. Options granted under the 1996 Plan will terminate at such time and under such circumstances as the Board of Directors or Option Committee determines.
During 2005, options to purchase 55,000 ordinary shares were granted under our 1996 Plan, with an average exercise price of $3.55, and options to purchase 3,000 ordinary shares were exercised into ordinary shares. At December 31, 2005, options to purchase 58,500 ordinary shares were outstanding under the 1996 Plan, exercisable at an average exercise price of $3.44 per share.
1996 Section 102 Stock Option Plan
In 1996, we adopted a Section 102 Stock Option Plan, as amended, or the 1996 Section 102 Plan, providing for the grant of options to our Israeli employees, management, officers and directors or those of our subsidiaries. The 1996 Section 102 Plan was adopted pursuant to Section 102 of the Israeli Income Tax Ordinance [New Version] – 1961, or Section 102, and provided recipients with tax advantages under the Israeli Income Tax Ordinance. As of January 1, 2003, Section 102 was amended, pursuant to which certain new tax advantages are afforded with respect to option grants to employees and directors. In order to enable employees and directors to benefit from such tax advantages with respect to future grants of options and issuance of shares upon exercise thereof, such grants have to be performed under a share option plan that is adjusted to the amended Section 102, and therefore we adopted our 2003 Israeli Share Option Plan. We do not intend to grant any more options under the 1996 Section 102 Plan and the ordinary shares that remained available for grant under the 1996 Section 102 Plan were rolled over into our 2003 Israeli Share Option Plan for issuance thereunder.
Options granted under our 1996 Section 102 Plan are exercisable under such circumstances as the Board of Directors or option committee determined. According to the 1996 Section 102 Plan, we may provide loans to employees to assist them in purchasing the shares upon exercise of an option on terms and conditions approved by the Board of Directors and subject to applicable law. Such loans have never been granted. Options granted under the this plan are not transferable by an optionee other than by will or by laws of descent and distribution, and during an option holder’s lifetime will be exercisable only by such option holder or by his or her legal representative.
During 2005, no options were granted under the 1996 Section 102 Plan and options to purchase 145,000 ordinary shares were exercised. At December 31, 2005, options to purchase 30,000 ordinary shares were outstanding under the 1996 Section 102 Plan, exercisable at an average exercise price of $1.18 per share.
2003 Israeli Share Option Plan
Under our 2003 Israeli Share Option Plan, or the 2003 Plan, options to purchase up to 893,915 ordinary shares may be granted to directors, employees, consultants, advisors, service providers, controlling shareholders and other persons not employed by us or by our affiliates. Any options which are canceled or forfeited within the option period will become available for future grants. The 2003 Plan will terminate in 2013, unless earlier terminated by the Board of Directors.
Options to Israeli employees, directors and officers, other than controlling shareholders (as such term is defined in the Israeli Income Tax Ordinance), under the 2003 Plan may only be granted under Section 102. Under amended Section 102, options granted pursuant to Section 102 may be designated as “Approved 102 Options” or “Unapproved 102 Options.” An Approved 102 Option may either be classified as a capital gains option or an ordinary income option. We elected to initially grant our options pursuant to Section 102 as capitals gain options. Such election is effective as of the first date of grant of such capital gains options under the 2003 Plan and will remain in effect at least until the lapse of one year following the end of the tax year during which we first granted capital gains options. All Approved 102 Options (or the ordinary shares issued upon exercise thereof) must be held in trust by a trustee for the requisite holding period under Section 102 in order to benefit from the certain tax advantages. We may also grant Unapproved 102 Options, which do not have any tax benefit and are not held by a trustee. Options granted under Section 102 are taxed on the date of sale of the exercised ordinary shares and/or the date of the release of the options or such exercised ordinary shares from the trust.
The 2003 Plan is administered by the Board of Directors or a committee of the Board of Directors, if appointed, which has the authority, subject to applicable law, to determine the persons to whom options will be granted, the terms and conditions of the respective options, including the time and the extent to which the options may be exercised, may designate the type of options, make an election as to the type of Approved 102 Option. The exercise price of options granted under the 2003 Plan will be based on the fair market value of our ordinary shares and are determined by the Board of Directors or the committee at the time of the grant.
Options granted under the 2003 Plan are not assignable or transferable by an optionee, other than by will or by laws of descent and distribution, and during the lifetime of an optionee may be exercised only by the optionee or by the optionee’s legal representative. Such options may be exercised as long as the optionee is employed by, or providing services to us or any of our affiliates, to the extent the options have vested.
During 2005, options to purchase an aggregate of 390,000 ordinary shares were granted under the 2003 Plan at an average exercise price of $3.50 per share and 10,000 options were exercised into ordinary shares. At December 31, 2005, options to purchase 717,000 ordinary shares were outstanding under the 2003 Plan, exercisable at an average exercise price of $2.72 per share.
Certain Transactions
Ms. Dora Mer, the wife of Chaim Mer, provides legal services to us and receives a monthly retainer of $5,000. The conditions of retaining the services of Ms. Mer were approved by our Board of Directors and Audit Committee.
Our subsidiaries, MTS Asia Ltd. and MTS IntegraTRAK, entered into an agreement with C. Mer Industries Ltd., or C. Mer, pursuant to which they distribute and support certain of C. Mer’s products and provide certain services on behalf of C. Mer. Generally, C. Mer compensates MTS Asia Ltd. for these activities at cost plus 10% and compensates MTS IntegraTRAK at cost plus 5%. C. Mer is a publicly traded company controlled by Mr. Chaim Mer, and Mr. Mer has been the Chairman of its Board of Directors since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005.
Presently, the only service provided to us by C. Mer is our participation in its umbrella liability insurance coverage. We believe that the terms under which C. Mer provides such participation to us is on a basis no less favorable than could be obtained from an unaffiliated third party.
On August 10, 2005, we entered into definitive agreements with institutional and private investors, including our President, Mr. Eytan Bar, for a private placement of ordinary shares and warrants to purchase ordinary shares that raised $2.8 million. Pursuant to the agreements, the investors, other than Mr. Bar, paid $3.00 per share for the aggregate 937,500 ordinary shares issued in the private placement. Mr. Bar purchased 14,000 shares at $3.88 per share, the closing price of our ordinary shares on the day prior to the closing of the private placement. The private placement also involved the acquisition by the investors of warrants to purchase an aggregate 375,000 additional ordinary shares at an exercise price of $4.00 per share (subject to anti-dilution adjustments), exercisable from February 10, 2006 until August 10, 2009. Each investor, including Mr. Bar, received warrants to purchase two ordinary shares for each five ordinary shares purchased.
Mr. Isaac Ben-Bassat, a director and one of our major shareholders, receives an annual fee of approximately $8,400 and a per meeting attendance fee of $300 in connection with his service as a director of our company. See above, “Executive Compensation.”
II. ADOPTION OF AN AMENDMENT TO OUR ARTICLES OF ASSOCIATION
(Item 2 on the Proxy Card)
In March 2005, the Israeli Companies Law was amended with respect to, among other things, provisions relating to indemnification of office holders. The term “office holder” of a company is defined under the Israeli Companies Law to include any a director, general manager or chief executive officer, a vice president or any officer who reports directly to the general manager or chief executive officer of a company and any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title.
Our current Articles of Association substantially incorporate the provisions of the Israeli Companies Law prior to the March 2005 amendment relating to indemnification of office holders and allow us to indemnify our office holders to the fullest extent permitted under the Israeli Companies Law prior to the March 2005 amendment. Our Audit Committee and Board of Directors believe that it would be desirable to amend our Articles of Association so that we may be permitted to continue to indemnify our office holders to the fullest extent permitted under the Israeli Companies Law following the March 2005 amendment.
Under the Israeli Companies Law following the March 2005 amendment a company may, if permitted by its articles of association, indemnify an office holder for acts performed by the office holder in such capacity for (a) monetary liability imposed upon the office holder in favor of another person pursuant to a court judgment, including a settlement or an arbitration award approved by a court; (b) reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any financial liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a financial liability was imposed on him or her in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and (c) reasonable litigation expenses, including attorneys’ fees, actually incurred by the office holder or imposed upon the office holder by a court: (i) in an action, suit or proceeding brought against the office holder by or on behalf of the company or another person, (ii) in connection with a criminal action in which the office holder was acquitted, or (iii) in connection with a criminal action in which the office holder was convicted of a crime that does not require proof of criminal intent.
Israeli law provides that a company’s articles of association may permit the company to (a) indemnify an office holder retroactively, following a determination to this effect made by the company after the occurrence of the event in respect of which the office holder will be indemnified; and (b) undertake in advance to indemnify an office holder, except that with respect to a financial liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of occurrences, which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable due to the company’s activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances.
These provisions are specifically limited in their scope by Israeli law, which provides that a company may not indemnify an office holder for any monetary liability, incurred as a result of certain improper actions.
Under the Israeli Companies Law, an undertaking to indemnify or indemnification of office holders must be approved by the audit committee and board of directors and, if the office holder is a director, by the shareholders.
Under the Israeli Companies Law, an amendment to a company’s articles of association must be approved by the shareholders. Accordingly, at the Meeting shareholders will be asked to amend and restate Article 111 of our Articles of Association relating to indemnification of office holders to incorporate the corresponding provisions under the Israeli Companies Law following the March 2005 amendment. The proposed new Article 111 of our Articles of Association is set forth on Appendix A hereto.
It is therefore proposed that at the Meeting the following resolution be adopted:
“RESOLVED, that Article 111 of the Articles of Association of Mer Telemanagement Solutions Ltd. relating to indemnification of office holders be amended and restated in their entirety to permit the company to indemnify its office holders to the fullest extent permitted under the Israeli Companies Law, as amended; and further resolved that the proposed amended Article 111 of the Articles of Association set forth on Appendix A to the Proxy Statement for the 2006 Annual General Meeting of Shareholders be, and hereby is, approved and adopted.”
The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution. In addition, pursuant to Section 262(b) of the Israeli Companies Law, since one of our office holders may be deemed a “controlling shareholder” (as such term is defined in Section 268 of the Israeli Companies Law), the affirmative vote of the ordinary shares must include at least one-third of the non-interested shareholders with respect to the item voting on the matter (excluding the vote of abstaining shareholders), or the total shareholdings of the non-interested shareholders who vote against the item must not represent more than 1% of the voting rights in our company. Under the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s family (or spouses thereof) or the personal interest of a company with respect to which the shareholder (or such family member or spouses thereof) serves as a director or the chief executive officer, owns at least 5% of the shares, or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of the company’s ordinary shares.

The Board of Directors recommends a vote FOR the foregoing resolution.
III. ADOPTION OF THE MER TELEMANAGEMENT SOLUTIONS LTD.
2006 STOCK OPTION PLAN
(Item 3 on the Proxy Card)
In 1996, we adopted our 1996 Stock Option Plan, or the 1996 Plan, which, as subsequently amended by our shareholders, authorized us to grant options to purchase up to 400,000 ordinary shares to our U.S. employees, management, officers and directors or those of our subsidiaries. The 1996 Plan terminated on May 31, 2006. 267,710 ordinary shares were issuable under the 1996 Plan immediately prior to its expiration.
Our Audit Committee and Board of Directors believe that it is in the best interest of our company to adopt a new option plan so we may continue to have the means to grant options to our personnel who are non-Israeli residents in order to attract and retain talented individuals to serve as employees, officers, directors and consultants of our company and our subsidiaries. Accordingly, our Audit Committee and Board of Directors have approved, subject to shareholder approval, the adoption of the Mer Telemanagement Ltd. 2006 Stock Option Plan, or the 2006 Plan, which authorizes the grant of options to purchase up to 400,000 ordinary shares to eligible non-employee directors, officers, employees and consultants of our company and our subsidiaries who are non-Israeli residents.
NASDAQ Stock Market rules require that a NASDAQ-listed company obtain shareholder approval for the adoption of, and material amendments to, most stock option plans. Accordingly, at the Meeting, shareholders will be asked to approve the adoption of the 2006 Plan.
A general description of the principal terms of the 2006 Plan is set forth below. This description is qualified in its entirety by the terms of the 2006 Plan, a copy of which is attached to this Proxy Statement as Appendix B and is incorporated by reference herein.
General Description
Shares subject to the 2006 Plan. An aggregate of 400,000 ordinary shares may be issued under the 2006 Plan (subject to standard adjustments). The maximum aggregate number of Shares that may be issued pursuant to the exercise of incentive stock options granted under the 2006 Plan will not exceed 400,000 ordinary shares. Ordinary shares as to which an option granted under the 2006 Plan has not been exercised at the time of it expiration, cancellation or forfeiture may again be subject to new awards under the 2006 Plan.
Administration of the 2006 Plan. The 2006 Plan will be administered by our Board of Directors or to the extent permitted by Israeli law, a Compensation Committee of our Board of directors, if established by our Board of Directors at its discretion. All references below to the “Committee” refers to the Board of Directors or compensation committee established by our Board of Directors, as applicable. The Committee will have the authority, in its discretion, to establish from time to time guidelines or regulations for the administration of the 2006 Plan, to interpret the 2006 Plan, and to make all determinations it considers necessary or advisable for the administration of the 2006 Plan, in addition to the other responsibilities and powers assigned to the Committee in the 2006 Plan. All decisions, actions or interpretations of the Committee under the 2006 Plan will be final, conclusive and binding upon all parties. The Committee may delegate any ministerial or nondiscretionary function pertaining to the administration of the 2006 Plan to any one or more officers or other employees of our company or any of our affiliated companies.
Type of Option. Each option granted under the 2006 Plan will be either an option intended to be treated as an “incentive stock option,” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, or an option that will be treated as a “non-qualified stock option.” No incentive stock may be granted to any individual who is not an eligible employee of our company or a “subsidiary” within the meaning of the Code. No incentive stock option may be granted to an employee if, as of the date of grant of such option, such employee owns stock possessing more than ten percent of the total combined voting power of all classes of stock of our company or any affiliated company, a “10% Holder,” unless (a) the exercise price per share under such option is at least 110% of the fair market value of an ordinary share determined as of the date of grant of such option, and (b) such option is not exercisable after the expiration of five years from the date of grant of such option.

Maximum Number of Shares Subject to Options. The total number of ordinary shares with respect to which options may be granted to any eligible employee during any period of 12 consecutive months may not exceed 100,000 ordinary shares (subject to adjustment as provided in the 2006 Plan).
Term of Options. In no event may the term of any option exceed ten years from the date of grant of the option. However, in no event may the term of any option granted to a 10% Holder exceed five years from the date of grant of the option. No option may be exercised after its expiration.
Exercise of Options. Each option granted under the 2006 Plan will become exercisable, in whole or in part, at such time or times during its term as the instrument evidencing the grant of such option may specify.
Termination of Employment or Board Membership. Except as the instrument evidencing the grant of an option may otherwise provide, the portion of any outstanding option held by any director, officer or employee on the date of his or her termination of employment or services that has not become exercisable prior to such date, and the portion of such option which was exercisable but had not been exercised prior to such date, will be forfeited on such date. However, to the extent that any option granted under the 2006 Plan to an employee as an incentive stock option is exercised more than three months after the date of such employee’s termination of employment for any reason other than disability (as such term is defined in the 2006 Plan), or more than one year after such date if the employee’s termination of employment occurred because of disability, the option will be treated as a non-qualified stock option for purposes of the 2006 Plan. The instrument evidencing the grant of an option to a director may provide for the portion of the option that is exercisable at the time that a director ceases to serve in such capacity to remain exercisable, and for the portion of such option that is not yet exercisable at such time to become exercisable and remain exercisable, for a period of 90 days following the date on which the director cease to serve in such capacity (but not beyond the expiration of the term of the option).
Exercise Price and Method of Exercise. The price at which ordinary shares may be purchased upon any exercise of an option granted under the 2006 Plan will be the price per share determined by the Committee, and specified in the instrument evidencing the grant of such option, but in no event may the exercise price per share be less than (i) the fair market value of an ordinary share determined as of the date of grant of the option, or (ii), if greater, the par value of an ordinary share. However, with respect to an option granted to a 10% Holder, in no event may the exercise price per share be less than 110% of the fair market value of our ordinary shares determined as of the date of grant of such option. An Option may not be exercised at any one time as to less than 100 ordinary shares, or less than the number of ordinary shares to which the option is then exercisable if that number is less than 100 ordinary shares.
Incentive Stock Options. No incentive stock option may be granted under the 2006 Plan after the ten year anniversary of its adoption. To the extent that the aggregate fair market value of an ordinary share on the date of grant with respect to which incentive stock options granted under the 2006 Plan and under all other stock option plans maintained by our company are exercisable for the first time by a grantee during any calendar year will exceed $100,000, the incentive stock options so exercisable will be treated as non-qualified stock options. The instrument evidencing the grant of any incentive stock option will require that if any ordinary shares acquired upon the exercise of such option are disposed of within two years from the date of grant of such option, or within one year from the date as of which the ordinary shares disposed of were transferred to the grantee pursuant to the exercise of such option, the grantee will give our company written notice of such disposition, within ten days following the date of such disposition.
Transferability of Awards. Options granted under the 2006 Plan will be nontransferable, other than by will or the laws of descent and distribution, and may be exercised during the grantee’s lifetime only by the grantee. However, if the instrument evidencing the grant of an option other than an incentive stock option so provides, the grantee may transfer his or her rights with respect to such option or any portion thereof, without consideration, to any “family member,” as such term is defined in the 2006 Plan.
Change in Control. Upon the occurrence of a “change in control,” as such term is defined in the 2006 Plan, each outstanding option under the 2006 Plan that is exercisable on the date of the change in control will be cancelled as of the earlier of its stated term or 30 days after the change in control. However, the foregoing rights will not exist to the extent that our Board of Directors determines that a “change in control” has not occurred, in which case our Board of Directors may (i) direct that all options then outstanding be cancelled as of a date to be fixed by our Board of Directors upon not less than 30 days prior written notice to a grantee and each grantee will have the right during such period (irrespective of the grantee’s termination of employment or service during such period) to exercise his or her options as to all or any part of the ordinary shares covered thereby, including, at our Board of Director’s discretion, any ordinary shares as to which the option has not yet become exercisable, or (ii) to authorize the substitution for each outstanding option with a new option, provided that each such new option has a value at the time it is granted that is at least equal to the value of the outstanding option and contains terms and conditions no less favorable to the grantee.
Modification of Awards. The terms and conditions of an option grant may not be waived or amended without the consent of the grantee if it would adversely affect, to any material extent, any of the rights or obligations of the grantee with respect to such grant, or in the case of any option that was intended to constitute an incentive stock option, if such waiver or amendment would cause such option to fail to be treated as an incentive stock option.
Amendment or Termination. Our Board of Directors may, with prospective or retroactive effect, amend, suspend or terminate the 2006 Plan or any portion thereof at any time. However, no amendment, suspension or termination of the 2006 Plan may adversely affect the rights of any grantee with respect to any options previously granted to the grantee without his or her written consent. Also, no amendment which constitutes a “material revision” of the 2006 Plan, as the term material revision is defined in the applicable rules of the National Association of Securities Dealers, may be effective unless approved by our shareholders in the manner required by such rules and by applicable law.
It is therefore proposed that at the Meeting the following resolution be adopted:
“RESOLVED, that the Mer Telemanagement Solutions Ltd. 2006 Stock Option Plan, authorizing the grant of options to purchase up to 400,000 ordinary shares, par value NIS 0.01 per share, be, and hereby is, adopted and approved.”
The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, will be necessary for shareholder approval of the foregoing resolution.
The Board of Directors recommends a vote FOR the foregoing resolution.
IV. RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
(Item 4 on the Proxy Card)
Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, registered public accountants, a Member of Ernst & Young Global, as our independent public accountants in 1996 and has reappointed the firm as our independent public accountants since such time.
At the Meeting, shareholders will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the fiscal year ending 2006, pursuant to the recommendation of our Audit Committee and Board of Directors. As a result of Kost Forer Gabbay & Kasierer’s familiarity with our operations and reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.
At the Meeting, shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the compensation of our independent registered public accountants in accordance with the volume and nature of their services. With respect to fiscal year 2005, we paid Kost Forer Gabbay & Kasierer approximately $123,162 for audit services, approximately $7,500 for audit-related services, approximately $19,537 for tax-related services and approximately $1,734 for other services that are not covered by the foregoing categories.
It is therefore proposed that at the Meeting the following resolution be adopted:
“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accountants of Mer Telemanagement Solutions Ltd. to conduct the annual audit of its financial statements for the year ending December 31, 2006, be and hereby is approved, and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee the authority to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.”

If the appointment of Kost Forer Gabbay & Kasierer is not approved by our shareholders, or if Kost Forer Gabbay & Kasierer ceases to act as our independent registered public accountants, or if the Audit Committee removes Kost Forer Gabbay & Kasierer as our independent registered public accountants, the Audit Committee will recommend another independent registered public accounting firm.
The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.
The Board of Directors recommends a vote FOR the foregoing resolution.
V. REVIEW AND DISCUSSION OF DIRECTORS’ REPORT, AUDITOR’S REPORT,
AND CONSOLIDATED FINANCIAL STATEMENTS
At the Meeting, our Directors’ Annual Report to Shareholders, auditor’s report and the audited Consolidated Financial Statements for the year ended December 31, 2005 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This Item will not involve a vote of the shareholders.
VI. OTHER MATTERS
The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.
A COPY OF THE COMPANY’S 2005 ANNUAL REPORT ON FORM 20-F AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE WITHOUT CHARGE TO THOSE SHAREHOLDERS WHO WOULD LIKE MORE DETAILED INFORMATION CONCERNING THE COMPANY. TO OBTAIN A COPY, PLEASE WRITE TO: MR. SHLOMI HAGAI, MER TELEMANAGEMENT SOLUTIONS LTD., 22 ZARHIN STREET, RA’ANANA, 43662 ISRAEL.
By Order of the Board of Directors,
Shlomi Hagai
Corporate Secretary
Dated: June 21, 2006

APPENDIX A
Proposed Amendment to Articles of Association
(See Item 2)
Capitalized terms used herein and not otherwise defined herein have the meanings assigned to such terms in the Articles of Association.
“111. Permission to Indemnify
The Company may (a) undertake in advance to indemnify an Officer for liabilities or expenses as specified in subsections (1) through (3) below, to be imposed on the Officer due to an act performed in such capacity, provided that with respect to a financial liability imposed on the Officer by any judgment, settlement or court-approved arbitration award as specified in subsection (1) below, the undertaking must be restricted to types of occurrences which the Board of Directors shall deem to have been foreseeable at the time the undertaking to indemnify is made due to the Company’s activities, and to an amount or standard that the Board of Directors has determined is reasonable under the circumstances; and (b) indemnify an Officer retroactively for liabilities or expenses as specified in subsections (1) through (3) below or any other liability or expense which is permitted at the time by the Israeli Companies Law and/or any other applicable law (“Undertaking to Indemnify”).
(1)
A monetary liability imposed on the Officer in favor on another person pursuant to a judgment, including a settlement or an arbitration award that was approved by a court.
(2)
Reasonable litigation expenses, including attorney’s fees, actually incurred by the Officer or imposed upon the Officer by a court, in an action, suit or proceeding initiated against the Officer by the Company or on its behalf or by another person, or in a criminal charge from or in which the Officer shall have been acquitted or convicted of an offense requiring no proof of criminal intent (mens rea).
(3)
Reasonable litigation expenses, including attorney’s fees, actually incurred by an Officer due to an investigation or proceeding conducted against the Officer by a competent authority, and which concluded without the filing of an indictment against the Officer and without a monetary liability being imposed upon the Officer as an alternative to a criminal proceeding, or having concluded without the filing of an indictment against the Officer but with the imposition of a monetary liability, as an alternative to a criminal proceeding, in an offense requiring no proof of criminal intent (mens rea); In this sub-section (3), a proceeding concluding without the filing of an indictment in a matter in which a criminal investigation was commenced shall mean the closing of the case pursuant to Section 62 of the Israeli Criminal Procedure Law [Consolidated Version], 5742-1982 (in this subsection – the Criminal Procedure Law), or a stay of proceedings by the Attorney General pursuant to Section 231 of the Criminal Procedure Law; and a “monetary liability as an alternative to a criminal proceeding” shall mean a monetary liability imposed by law as an alternative to a criminal proceeding, including an administrative fine pursuant to the Administrative Offenses Law, 5746-1985, a fine for an offense determined as a fine offense pursuant to the provisions of the Criminal Procedure Law, a monetary penalty or a fine.

A-1

APPENDIX B
MER TELEMANAGEMENT SOLUTIONS LTD.
2006 STOCK OPTION PLAN
——————————
1. Purpose
This document sets forth the Mer Telemanagement Solutions Ltd. 2006 Stock Option Plan as adopted by the Board of Directors of Mer Telemanagement Solutions Ltd. on June 21, 2006 and approved by shareholders at the 2006 Annual Meeting of Shareholders on July 28, 2006.
The purpose of the Plan is to attract and retain individuals of outstanding ability to serve as employees and officers of the Company or any of its Affiliated Companies or non-employee directors of the Company or an Affiliated Company, or to provide consulting services to the Company or any Affiliated Company, by providing them with the opportunity to acquire a proprietary interest (or to increase their proprietary interest) in the Company, and to provide them with incentives and awards that will motivate their efforts and contributions towards the success of the Company and its Affiliated Companies and the growth of their businesses. Participation in the Plan is limited to non-Israeli residents.
2. Definitions
As used herein, the following terms shall have the following meanings:
“Affiliated Companies” shall mean each direct or indirect subsidiary of the Company, including subsidiaries which become such after the adoption of the Plan.
“Award” shall mean the grant of any Option to any Eligible Employee, Eligible Director or Eligible Consultant under the Plan.
“Beneficiary”shall mean the person or persons designated by a Participant in accordance with Section 12 to receive any payment that is required to be made under the Plan upon or after the Participant’s death.
“Board of Directors”shall mean the Board of Directors of the Company.
“Change in Control” means the occurrence of any of the following:
(a)
the date that any one “person,” as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 (other than the Company, any trustee or other fiduciary holding securities under an employee benefit plan of the Company, any entity owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of shares, and the National Association of Securities Dealers, Inc. (the “NASD”)), is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly (not including any securities acquired directly (or through an underwriter) from the Company or its Affiliates), of 50% or more of the Company’s then outstanding shares, other than any “person” who is a controlling shareholder as of the date of the adoption of this Plan or directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such controlling shareholder or a family member of such controlling shareholder. For this purpose, “control” shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting securities, by contract, or otherwise; or
(b)
the following individuals cease for any reason to constitute a majority of the number of directors then service in the Board of Directors: individuals who on the date of adoption of the Plan, were members of the Board of Directors and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board of Directors or nomination for election by the Company’s stockholders was approved or recommended by a vote of at least two-thirds of the directors then still in office who either were directors on the effective date of the Plan or whose appointment, election or nomination for election was previously so approved or recommended; or
(c)
there is consummated a merger or consolidation of the Company with any other corporation or the Company issues shares in connection with a merger or consolidation of any direct or indirect subsidiary of the Company with any other corporation, other than (A) a merger or consolidation that would result in the shares of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or parent entity) more than 50% of the Company’s then outstanding shares or 50% of the combined voting power of such surviving or parent entity outstanding immediately after such merger or consolidation or (B) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no “person” (defined as any individual, corporation, partnership, association, joint-stock company, trust unincorporated organization, government or political subdivision thereof), directly or indirectly, acquired 25% or more of the Company’s then outstanding shares (not including any securities acquired directly (or through an underwriter) from the Company or it Affiliated Companies); or
(d)
the stockholders of the Company approve a plan of complete liquidation of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets (or any transaction having a similar effect), other than a sale or disposition by the company of all or substantially all of the Company’s assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned directly or indirectly by stockholder of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale;
provided, however, that no Change in Control shall be deemed to have occurred, and no rights arising upon a Change in Control as provided in Section 9 hereof shall exist (other than the rights provided for in Section 9(b) hereof), to the extent that the Board of Directors so determines by resolution adopted and not rescinded prior to the Change in Control.
“Code”shall mean the Internal Revenue Code of 1986, as amended.
“Committee”shall mean the Board of Directors, or as otherwise provided under Section 11, the Compensation Committee, as described therein.
“Company” shall mean Mer Telemanagement Solutions Ltd., a company established under the laws of the State of Israel.
“Covered Executive” shall mean, with respect to any Award granted hereunder, any individual who at the Date of Grant of such Award is a “covered employee” of the Company for such year for purposes of section 162(m) of the Code and/or a director or officer within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended.
“Date of Grant” shall mean, with respect to any Award, the date on which the Committee approves the grant of such Award, or such later date as may be specified as the date of grant of such Award in the instrument evidencing the grant of such Award.
“Disability” shall mean, with respect to any Eligible Employee, such employee’s “permanent and total disability” as defined in section 22(e)(3) of the Code or any successor provision.
“Eligible Consultant” shall mean an individual who performs services for the Company or any Affiliated Company under a contract for such services, other than as an employee of the Company or an Affiliated Company, and who meets the eligibility requirements of Section 3(a).
“Eligible Director” shall mean any member of the board of directors of the Company or an Affiliated Company who is not an employee of the Company or any of its Affiliated Companies, and who meets the eligibility requirements of Section 3(a).
“Eligible Employee” shall mean any employee of the Company or an Affiliated Company who, in the judgment of the Committee, is expected to make significant contributions to the success of the Company and its Affiliated Companies and to the growth of their businesses, and who meets the eligibility requirements of Section

3(a). The term “Eligible Employee” shall include officers of the Company or any Affiliate Company. In the case of Awards of Incentive Stock Options, an “employee” shall be determined as in section 422 of the Code and applicable regulations thereunder.
“Fair Market Value” shall mean, with respect to any Share or any fractional Share as of any date of reference herein, the closing price of a Share on the NASDAQ Capital Market System for such date or, if such date is not a Trading Day, on the next Trading Day preceding such date.
“Incentive Stock Option” shall mean an Option that is an “incentive stock option” within the meaning of section 422 of the Code.
“Non-Qualified Stock Option” shall mean an Option that is not an Incentive Stock Option.
“Option” shall mean an option to purchase Shares granted pursuant to Section 5 of the Plan or, solely for purposes of Section 5(h)(ii), granted under any other stock option plan maintained by the Company.
“Participant” shall mean any Eligible Employee, Eligible Director or Eligible Consultant who holds an Award granted under the Plan, and any successor, permitted transferee or Beneficiary that succeeds to such individual’s interest in such Award.
“Plan” shall mean the Mer Telemanagement Solutions Ltd. 2006 Stock Option Plan, as set forth herein and as amended from time to time.
“Share” shall mean an ordinary share (NIS 0.01 par value) of the Company.
“Termination of Board Membership” shall mean, with respect to any Eligible Director, his or her ceasing to be a member of the Board of Directors.
“Termination of Employment” shall mean, with respect to any Eligible Employee, his or her ceasing to be employed by the Company or any of its Affiliated Companies.
“Trading Day” shall mean any day on which the NASDAQ is open for trading.
3. Awards
(a) Eligibility. Awards under the Plan shall be limited to employees, officers, directors and consultants of the Company and/or Affiliated Companies who are not residents of the State of Israel.
(b) Form of Awards. Awards under the Plan shall be made in the form of Options which may be granted to any individual or group of Eligible Employee, Eligible Directors, Eligible Consultants, upon terms and conditions that differ from the terms and conditions upon which any other Awards in the same form are made to other individual or group of Eligible Employees, Eligible Directors or Eligible Consultants.
(c) Written Instrument. Each Award made to an Eligible Employee, Eligible Director or Eligible Consultant under the Plan shall be evidenced by a written instrument in such form as the Committee shall prescribe, setting forth the terms and conditions of the Award. The instrument evidencing the grant of any Award hereunder shall specify that the Award shall be subject to all of the terms and provisions of the Plan as in effect from time to time but subject to the limitation on amendments set forth in Section 13 of the Plan.
(d) Surrender and Exchange of Awards. The Committee may in its discretion grant to a Participant who has been granted an Award under the Plan or an award under any other employee compensation or benefit plan maintained by the Company or any of its Affiliates (any such Award or award is referred to herein as a “Prior Award”), in exchange for the surrender and cancellation of such Prior Award or any portion thereof, a new Award under the Plan. As the Committee may determine in its discretion, the new Award so granted may be in a form different than that of the Prior Award surrendered, and may be granted subject to terms and conditions that differ from those to which the surrendered Prior Award were subject. Notwithstanding the foregoing, no grant of a new Award in exchange for a Prior Award may be made hereunder unless (i) the aggregate fair value of the new Award does not exceed the aggregate fair value of the Prior Award, determined as of the time the new Award is granted; and (ii) the grant of the new Award would not constitute a “repricing” of any Option or would not otherwise be treated as a material revision of the Plan for purposes of the applicable rules of the NASDAQ.

4. Shares Available for Awards
Shares distributed in respect of Awards made under the Plan may be authorized but unissued Shares, Shares held in the treasury of the Company, or Shares purchased by the Company on the open market at such time or times and in such manner as it may determine. The Company shall be under no obligation to issue or acquire Shares in respect of an Award made under the Plan before the time when delivery of Shares is due under the terms of the Award. The number of Shares available for distribution in respect of Awards made under the Plan shall be subject to the following limitations:
(a) The aggregate number of Shares that may be distributed in respect of Awards made under the Plan shall be limited to 400,000 Shares. The maximum aggregate number of Shares that may be issued pursuant to the exercise of Incentive Stock Options granted under the Plan shall not exceed 400,000 Shares.
(b) Upon the grant of any Award, the overall aggregate number of Shares available for further Awards under the Plan, and if the Award so granted was in a form subject to a limitation on the aggregate number of shares available for Awards in that form, the aggregate number of Shares available for further Awards under the Plan in that form, shall be reduced by the number of Shares subject to the Award so granted.
(c) There shall be added back to the aggregate number of Shares available for the grant of Awards under the Plan, as determined under (a) and (b) above, the following: (i) any Shares as to which an Option granted hereunder has not been exercised at the time of its expiration, cancellation or forfeiture; (ii) any Shares that otherwise would have been issued upon the exercise of an Option granted hereunder that are surrendered in payment of the exercise price of such Option; and (iii) any Shares that otherwise would have been issued upon the exercise of an Option or in payment with respect to any other form of Award granted hereunder, that are surrendered in payment or partial payment of taxes required to be withheld with respect to the exercise of such option or the making of such payment.
(d) The limitations provided in this Section 4 shall be subject to adjustment as provided in Section 10.
5. Awards of Options
Subject to the limitations set forth in Section 4 and to the other terms and conditions of the Plan, Awards of Options may be granted under the Plan to such Eligible Employees, Eligible Directors and Eligible Consultants for the purchase of such number of Shares, at such times, and upon such terms and conditions, as the Committee in its discretion may determine. Options shall be granted in accordance with the provisions set forth below.
(a) Type of Options. Each Option granted hereunder shall be identified in the instrument evidencing such grant as either (i) an Option intended to be treated as an Incentive Stock Option, or (ii) an Option that shall be treated as a Non-Qualified Stock Option.
(b) Maximum Number of Shares Subject to Options. The total number of Shares with respect to which Options may be granted to any Eligible Employee during any period of 12 consecutive months shall not exceed 100,000 Shares, subject to adjustment as provided in Section 10.
(c) Term of Options. The term during which an Option may be exercised shall be such period of time as determined by the Committee and specified in the instrument evidencing the grant of the Option, but in no event may the term of any Option exceed ten years from the Date of Grant of the Option, subject to Section 5(h)(iii) with respect to an Option granted to a 10% Holder, as defined therein. Notwithstanding any other provision in the Plan to the contrary, no Option may be exercised after its expiration.
(d) Exercise of Options. Each Option granted hereunder shall become exercisable, in whole or in part, at such time or times during its term as the instrument evidencing the grant of such Option shall specify. To the extent that an Option has become exercisable pursuant to the preceding sentence, it may be exercised thereafter at any time or from time to time during its term, as to any or all Shares as to which the Option has become and remains exercisable, subject to the provisions of subsections (e) and (f) below.
(e) Termination of Employment or Board Membership. Except as the instrument evidencing the grant of an Option may otherwise provide, the portion of any outstanding Option held by an Eligible Employee on the date of his or her Termination of Employment, and the portion of any outstanding option held by an Eligible Director on the date of his or her Termination of Board Membership, that has not become exercisable prior to such date, and the portion of such Option which was exercisable but had not been exercised prior to such date, shall be forfeited on such date.
The instrument evidencing the grant of an Option may provide for the portion of the Option that is exercisable at the time of the Eligible Employee’s Termination of Employment to remain exercisable, and for the portion of such Option that is not yet exercisable at such time to become exercisable in accordance with the terms of the Option and remain exercisable thereafter, during such period of time after the date on which the Eligible Employee’s Termination of Employment occurs (but not beyond the expiration of the term of the Option), in such circumstances and subject to such terms and conditions, as are specified in such instrument. However, to the extent that any Option granted hereunder to an Eligible Employee as an Incentive Stock Option is exercised more than three months after the date of such employee’s Termination of Employment for any reason other than Disability, or more than one year after such date if the employee’s Termination of Employment occurred because of Disability, the Option shall be treated as a Non-Qualified Stock Option for purposes of the Plan.
The instrument evidencing the grant of an Option may provide for the portion of the Option that is exercisable at the time of the Eligible Director’s Termination of Board Membership to remain exercisable, and for the portion of such Option that is not yet exercisable at such time to become exercisable in accordance with the terms of the Option and remain exercisable thereafter for a period of 90 days following the date on which the Eligible Director’s Termination of Board Membership occurs (but not beyond the expiration of the term of the Option), in such circumstances and subject to such terms and conditions, as are specified in such instrument.
(f) Exercise Price and Method of Exercise. The price at which Shares may be purchased upon any exercise of an Option shall be the price per share determined by the Committee and specified in the instrument evidencing the grant of such Option, but in no event shall the exercise price per share be less than (i) the Fair Market Value of a Share determined as of the Date of Grant of the Option, or (ii), if greater, the par value of a Share, subject to Section 5(h)(iii) with respect to an Option granted to a 10% Holder, as defined therein.
An Option shall be exercised by delivery of a written notice of exercise, in a form satisfactory to the Committee, to the Company at its principal business office and addressed to the attention of the Company’s Secretary or such other person as the Company’s Secretary may have designated to receive such notice. The notice shall specify the number of Shares with respect to which the Option is being exercised. The notice shall be accompanied by payment of the exercise price of the Shares for which the Option is being exercised, which payment shall be made under one or more of the methods of payment provided in (g) below. An Option may not be exercised at any one time as to less than 100 Shares, or less than the number of Shares to which the Option is then exercisable if that number is less than 100 Shares.
(g) Payment. Payment of the exercise price for Shares purchased upon the exercise of an Option shall be made by one, or by a combination of any, of the following methods: (i) in cash, which may be paid by check or other instrument acceptable to the Company, or by wire transfer of funds, in each case in United States dollars or such other currency that is acceptable to the Company; (ii) if permitted by the Committee and subject to any terms and conditions it may impose, by the delivery to the Company of other Shares owned by the Participant (which Shares are not the subject of any pledge or other security interest); (iii) to the extent permissible under applicable law, through any cashless exercise sale and remittance procedure that the Committee in its discretion may from time to time approve; or (iv) any other method of payment as the Committee may from time to time approve.
For purposes of determining the portion of the exercise price payable upon the exercise of an Option that will be treated as satisfied by the delivery or surrender of Shares pursuant to clause (ii) above, Shares so delivered or surrendered shall be valued at their Fair Market Value determined as of the Trading Day next preceding the date on which the Option is exercised.
(h) Incentive Stock Options. Notwithstanding any other provisions of the Plan, Incentive Stock Options granted under the Plan shall be subject to the following provisions:
(i) No Incentive Stock Option may be granted under the Plan after July 28, 2016.
(ii) To the extent that the aggregate Fair Market Value of Shares with respect to which Incentive Stock Options granted under the Plan and under all other stock option plans maintained by the Company are exercisable for the first time by a Participant during any calendar year shall exceed $100,000, the Incentive Stock Options so exercisable shall be treated as Non-Qualified Stock Options. For purposes of the foregoing, the Fair Market Value of Shares as to which any Incentive Stock Option may be exercised shall be determined as of the date on which such Option is granted. The determination of whether the limitation set forth in the second preceding sentence shall apply with respect to any Incentive Stock Option granted under the Plan shall be made in accordance with applicable provisions of section 422 of the Code and the regulations issued thereunder.
(iii) No Incentive Stock Option shall be granted to any individual who is not an Eligible Employee of the Company or any Affiliated Company that is a subsidiary corporation of the Company, as defined in U.S. Treasury regulations at 26 CFR §1.424-1(f)(ii). No Incentive Stock Option shall be granted to an Eligible Employee if, as of the Date of Grant of such Option, such Eligible Employee owns stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company or any Affiliated Company (a “10% Holder”), unless (A) the exercise price per Share under such Option is at least 110% of the Fair Market Value of a Share determined as of the Date of Grant of such Option, and (B) such Option is not exercisable after the expiration of five years from the Date of Grant of such Option.
(iv) The instrument evidencing the grant of any Incentive Stock Option shall require that if any Shares acquired upon the exercise of such Option are disposed of within two years from the Date of Grant of such Option, or within one year from the date as of which the Shares disposed of were transferred to the Participant pursuant to the exercise of such Option, the Participant shall give the Company written notice of such disposition, within ten days following the date of such disposition.
(i) Other Option Provisions. The instrument evidencing the grant of any Option hereunder may contain such other terms and conditions, not inconsistent with the provisions of the Plan or any applicable law, as the Committee may determine, such as a vesting schedule and performance criteria.
(j) Rights of a Shareholder. Upon the exercise of an Option or any portion thereof in accordance with the Plan, the provisions of the instrument evidencing the grant of such Option and any applicable rules and regulations established by the Committee, the holder of the Option shall have all of the rights of a shareholder of the Company with respect to the Shares issued as a result of such exercise.
6. Transferability of Awards
Options granted to an Eligible Employee, Eligible Director or Eligible Consultant under the Plan shall be nontransferable, other than by will or the laws of descent and distribution, and may be exercised during such optionee’s lifetime only by such optionee.
Notwithstanding the foregoing, if the instrument evidencing the grant of any Award other than an Incentive Stock Option so provides, the recipient of such Award may transfer his or her rights with respect to such Award, or any portion thereof, without consideration to any “family member” of the recipient as that terms is defined in the General Instructions to Form S-8 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended, subject to such limitations, terms and conditions as may be specified in such instrument.
7. Listing and Qualification of Shares
The Company, in its discretion, may postpone the issuance, delivery, or distribution of Shares with respect to any Award until completion of such stock exchange listing or other qualification of such Shares under any state or federal law, rule or regulation as the Company may consider appropriate, and may require any Participant to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of the Shares in compliance with applicable laws, rules and regulations.
8. Taxes
Notwithstanding any other provision of the Plan, the Company or any of its Affiliated Companies may make such provisions and take such steps as it may deem necessary or appropriate for the withholding of all federal, state and local taxes required by law to be withheld with respect to the exercise of any Option or with respect any payments to be made in respect of any other form of Award granted to a Participant under the Plan, including but not limited to (i) deducting the amount of taxes so required to be withheld from any other compensation or other amounts then or thereafter payable to the Participant, and/or (ii) withholding delivery of any Shares or payment of any cash amount otherwise required to be delivered or paid to the Participant with respect to the exercise of such

Option, or with respect to such other form of Award, until the amount of taxes so required to be withheld has been paid in full to the Company or any of its Affiliated Companies. With the approval of the Committee and subject to such terms and conditions as it may require, such amount may be paid in Shares previously owned by the Participant for at least six months, or by the surrender of a portion of the Shares that otherwise would be delivered or paid to such Participant with respect to his or her Award, or by a combination of payments in cash and Shares.
9. Change in Control
(a) If a Change in Control would be treated as having occurred, without regard to the “provided, however” clause in the definition of “Change in Control” in Section 2, each outstanding Option held by a Participant that is exercisable on the date of the Change in Control shall be cancelled as of the earlier of (i) its stated term, or (ii) the 30th day after the date of the Change in Control.
(b) If a Change in Control would be treated as having occurred but for the adoption by the Board of Directors of a resolution described in the “provided, however” clause in the definition of “Change in Control” in Section 2, and if such resolution so provides and has not been rescinded prior to the Change in Control, the Board of Directors shall have the right in its discretion (i) to direct that all Options then outstanding and held by Participants shall be cancelled as of a date to be fixed by the Board of Directors, provided, however, that not less than 30 days written notice of the date so fixed shall be given to each such Participant, and each such Participant shall have the right during such period (irrespective of the Participant’s Termination of Employment or Termination of Board Membership during such period) to exercise his or her Options as to all or any part of the Shares covered thereby, including, in the Board of Director’s discretion, any Shares as to which the Option has not yet become exercisable, or (ii) to authorize the substitution for each outstanding Option of a new option, provided that (A) each such new option has a value at the time it is granted that is at least equal to the value of the outstanding Option in substitution for which it is granted, and contains terms and conditions no less favorable to the Participant than those contained in his or her outstanding Option, and (B) in the case of any new incentive stock option, within the meaning of section 422 of the Code, that is granted in substitution of an outstanding Incentive Stock Option, the requirements of section 424(a) of the Code are met with regard to such substitution.
(c) If any payment that is required to be made hereunder with respect to any outstanding Award as a result of the occurrence of a Change in Control is to be made by the issuance and delivery of Shares to the Participant, the Company shall take whatever steps are necessary to cause such Shares to be issued to the Participant, and to be treated as outstanding, at the effective time of the transaction constituting the Change in Control.
10. Certain Adjustments to Shares
In the event of any change in the shares of Shares by reason of any stock dividend, stock split, recapitalization, reorganization, merger, consolidation, split-up, combination or exchange of shares, or any rights offering to purchase shares of Shares at a price substantially below fair market value, or any similar change affecting the shares of Shares, (i) the maximum aggregate number and kind of shares specified herein as available for the grant of Awards, or for the grant of any particular form of Award, under the Plan, (ii) the number and kind of shares that may be issued and delivered to Participants upon the exercise of any Option that is outstanding at the time of such change, and (iii) the exercise price per share of any Options granted hereunder that are outstanding at the time of such change, shall be appropriately adjusted consistent with such change in such manner as the Committee, in its sole discretion, may deem equitable to prevent substantial dilution or enlargement of the rights granted to, or available for, the Participants hereunder.
In the case of any outstanding Incentive Stock Option, any such change shall be made in the manner that satisfies the requirements that must be met under section 424 of the Code in order for such change not to be treated as a “modification” of such Option as defined under section 424 of the Code.
The Committee shall give notice to each Participant of any adjustment made pursuant to this Section 10 and, upon such notice, such adjustment shall be effective and binding for all purposes.
11. Administration
The Plan shall be administered in accordance with the provisions set forth below.

(a) In General. The Plan shall be administered by the Committee, which shall be the Board of Directors, or to the extent permitted by Israeli law, a Compensation Committee of the Board of Directors, if established by the Board of Directors in its discretion. Notwithstanding the preceding sentence, in the event that the Board of Directors determines that the Plan shall comply with the requirements of section 162(m) of the Code and/or Rule 16b-3 of the Securities Exchange Act of 1934, as amended, then the Board of Directors shall establish a Compensation Committee which shall consist solely of at least two members, each of whom is an “outside director” within the meaning of section 162(m)(4)(C)(i) of the Code and a “non-employee director” within the meaning of the aforementioned Rule 16b-3, and the Board of Directors shall delegate to such Compensation Committee all authority with respect to all matters pertaining to Awards to Covered Employees, and as to such Covered Employees, the Compensation Committee shall have all the rights and authority granted to the Committee under the Plan.
(b) The Committee’s Authority and Powers. In addition to the responsibilities and powers assigned to the Committee elsewhere in the Plan, the Committee shall have the authority, in its discretion, to establish from time to time guidelines or regulations for the administration of the Plan, to interpret the Plan, and to make all determinations it considers necessary or advisable for the administration of the Plan. All decisions, actions or interpretations of the Committee under the Plan shall be final, conclusive and binding upon all parties. Notwithstanding the foregoing, any determination made by the Committee after the occurrence of a Change in Control that denies in whole or in part any claim made by any individual for benefits under the Plan shall be subject to judicial review under a “de novo,” rather than a deferential, standard.
(c) Modification of Awards. To the extent not inconsistent with the terms of the Plan or any provision of applicable law, the Committee in its discretion may waive or modify any of the terms and conditions set forth in the instrument evidencing the grant of any Award made to a Participant hereunder, including without limitation, to permit such Option to become exercisable as to any portion of the Shares subject to the Option at any time earlier than the time specified in such instrument, to extend the term of such Option beyond the date specified in such instrument as the expiration date for the term of the Option (but not beyond the day immediately preceding the tenth anniversary of the Date of Grant of the Option), or to permit such Option, to the extent it has become or becomes exercisable, to remain exercisable for any period of time (including any period after the Eligible Employee’s Termination of Employment or Eligible Director’s Termination of Board Membership) beyond the period of time specified in such instrument but not beyond the date of expiration of the Option, including any extension thereof permitted under this paragraph (c).
Notwithstanding the foregoing, no waiver or amendment may be authorized or directed by the Committee pursuant to this Section 11(c) without the consent of the Participant if (A) it would adversely affect, to any material extent, any of the rights or obligations of the Participant with respect to such Award, or (B) in the case of any Option granted hereunder that was intended to constitute an Incentive Stock Option, if such waiver or amendment would cause such Option to fail to be treated as an “incentive stock option” within the meaning of section 422 of the Code. In addition, no such waiver or amendment may be authorized or directed by the Committee pursuant to this Section 11(c) with respect to any Option awarded to any Covered Executive, if such waiver or amendment would cause the delivery of Shares or the payment of any cash amounts that are made with respect to such Award to fail to be deductible for federal income tax purposes pursuant to the applicable provisions of section 162(m) of the Code and the regulations issued thereunder.
(d) Delegation. The Committee may delegate any ministerial or nondiscretionary function pertaining to the administration of the Plan to any one or more officers or other employees of the Company or any of its Affiliated Companies.
12. Designation and Change of Beneficiary
Each Participant shall file with the Committee, or with such employee of the Company who has been designated by the Committee to receive same, a written designation of one or more persons as the Beneficiary who shall be entitled to receive any Shares or cash amount payable under the Plan upon or after the Participant’s death. A Participant may, from time to time, revoke or change his or her Beneficiary designation without the consent of any previously designated Beneficiary by filing a new designation with the Committee or its designee. The last such designation received by the Committee or its designee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant’s death, and in no event shall it be effective as of a date prior to such receipt. If at the date of a Participant’s death, there is no designation of a Beneficiary in effect for the Participant pursuant to the provisions of this Section 12, or if no Beneficiary designated by the Participant in accordance with the provisions hereof survives to receive any Shares or cash amount payable under the Plan with respect to the Participant after his or death, the Participant’s estate shall be treated as the Participant’s Beneficiary for purposes of the Plan.
13. Amendment or Termination
The Board of Directors may, with prospective or retroactive effect, amend, suspend or terminate the Plan or any portion thereof at any time; provided, however, that (a) no amendment, suspension or termination of the Plan shall adversely affect the rights of any Participant with respect to any Awards previously granted to the Participant without his or her written consent, and (b) no amendment which constitutes a “material revision” of the Plan, as the term material revision is defined in the applicable rules of the NASD, shall be effective unless approved by the shareholders of the Company in the manner required by such rules and by applicable law.
14. General Provisions
(a) Rights of Participants. A Participant’s rights and interests under the Plan shall be subject to the following provisions:
(i) A Participant shall have the status of a general unsecured creditor of the Company with respect to his or her right to receive any payment under the Plan. The Plan shall constitute a mere promise by the Company or the applicable Affiliated Company to make payments in the future of the benefits provided for herein. It is intended that the arrangements reflected in the Plan be treated as unfunded for tax purposes, as well as for purposes of any applicable provisions of Title I of ERISA.
(ii) Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employment of the Company or any of its Affiliated Companies, or shall interfere with the right of the Company or any of its Affiliated Companies with whom the Participant is employed to terminate the Participant’s employment at any time subject, however, to the Participant’s rights under any employment contract in effect between the Participant and the Company or any of its Affiliated Companies.
(iii) No Award made to a Participant under the Plan, and no payment made with respect to such Award, shall be considered as compensation under any employee benefit plan of the Company or any of its Affiliated Companies, except as specifically provided in such plan or as otherwise determined by the Board of Directors.
(b) Successors. The obligations of the Company under the Plan shall be binding upon any successor Company or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor Company or organization succeeding to substantially all of the assets and business of the Company. The Company agrees that it will make appropriate provision for the preservation of Participants’ rights under the Plan in any agreement or plan which it may enter into or adopt to effect any such merger, consolidation, reorganization or transfer of assets.
The provisions of the Plan and the terms and conditions contained in the instrument evidencing any Award made to a Participant hereunder shall be binding upon the Participant, his or her successors and permitted transferees.
(c) Governing Law. The Plan shall be governed by and construed in accordance with the laws of the State of New York.
15. Effective Date
The Plan was adopted on June 21, 2006 by the Board of Directors, subject, however, to approval by the shareholders of the Company, in accordance with the requirements of the NASD and applicable law, at the 2006 annual meeting of the Company’s shareholders including any adjournment thereof. The effective date of the Plan shall be the date of such approval by the Company’s shareholders, and no Awards may be granted hereunder prior to such date.

ITEM 2

  MER TELEMANAGEMENT SOLUTIONS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Eytan Bar and Shlomi Hagai, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.01 per share, of MER Telemanagement Solutions Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on July 28, 2006 at 10:00 a.m. at the principal offices of the Company, 22 Zarhin Street, Ra’anana 43662, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MER TELEMANAGEMENT SOLUTIONS LTD.

July 28, 2006

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.
---------------------------------------------------------------------------------------------------------------------

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF DIRECTORS
AND FOR PROPOSALS 2, 3 AND 4. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

1.	The election of five directors for terms expiring at the Company’s 2007 Annual General Meeting of Shareholders.

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT
 (See instructions below)

NOMINEES:
☐  CHAIM MER
☐ ALON AGINSKY
☐  ISAAC BEN-BASSAT
☐  STEVEN J. GLUSBAND
☐ YAACOV GOLDMAN

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ☒

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a personal interest (as described in the proxy statement) with respect to Proposal 2.

2.	To adopt an amendment to the Company’s articles of association with respect to provisions relating to indemnification of office holders.

☐ FOR   ☐AGAINST   ☐ABSTAIN

Do you have a personal interest with respect to Proposal 2? YES ____ NO _____

3.	To approve the adoption of the Mer Telemanagement Solutions Ltd. 2006 Stock Option Plan.

☐ FOR   ☐ AGAINST   ☐ ABSTAIN

4.
To ratify the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2006, and to authorize the Company’s Board of Directors to delegate to the Audit Committee the authority to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services.

☐ FOR   ☐ AGAINST   ☐ ABSTAIN

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR DIRECTOR AND (ii) PROPOSALS 2 THROUGH 4. VOTES CAST FOR PROPOSAL 2 WILL NOT BE COUNTED UNLESS YES OR NO HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO THE PROPOSAL.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder _____________________ Date _________ Signature of Shareholder _____________________Date _________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER TELEMANAGEMENT SOLUTIONS LTD. (Registrant)

By:	/s/ Eytan Bar
Eytan Bar President and Chief Executive Officer

Date: June 23, 2006